T. Rowe Price Spectrum Fund, Inc. Spectrum Growth Fund Spectrum Income Fund Spectrum International Fund

The fund's reserve position disclosure has been revised to state that the fund's reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.

Spectrum Growth Fund

T. Rowe Price Mid-Cap Growth Fund and T. Rowe Price Small-Cap Value Fund have been added to the list of funds in which T. Rowe Price Spectrum Growth Fund can invest.

The fund will be permitted to allocate up to 15% of its assets to the Mid-Cap Growth Fund and up to 15% of its assets to the Small-Cap Value Fund.